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                       [InfoCure Corporation Letterhead]



                               November 13, 2000



VIA EDGAR


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Application for Withdrawal of Registration
         Statement on Form S-4 (No. 333-34880)


Ladies and Gentlemen:


         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), InfoCure Corporation, a Delaware corporation (the "Issuer"), hereby makes this application to withdraw the Registration Statement on Form S-4, File No. 333-34880, filed by the Issuer with the Securities and Exchange Commission (the "Commission"), together with Amendment No. 1 and all exhibits thereto (the "Registration Statement"), relating to the proposed issuance of shares of common stock of the Issuer in connection with the proposed merger by and among the Issuer, Medical Dynamics, Inc., and CADI Acquisition Corporation. The Commission has declared the Registration Statement effective, but none of the common stock under the Registration Statement has been issued by the Issuer pursuant to the Registration Statement.

         The undersigned, on behalf of the Issuer, pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Issuer to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."


                                      Very truly yours,



                                      InfoCure Corporation



                                      By: /s/ James A. Cochran
                                         --------------------------------
                                         James A. Cochran
                                         Chief Financial Officer